November 21, 2022

VIA EDGAR

Evan Ewing
Ernest Greene
Jay Ingram
Kevin Woody
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Atlis Motor Vehicles Inc
Draft Registration Statement on Form S-1
Submitted October 17, 2022
CIK No. 0001722969

Ladies and Gentlemen:

On behalf of our client, Atlis Motor Vehicles Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 10, 2022, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on October 17, 2022.

The Company is concurrently confidentially submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Draft Registration Statement on Form S-1

Cover Page

1.	We note the disclosure that your offering of Class A common stock will be at an "assumed public purchase price," which may be offered at a discount to the current market price of your Class A common stock and may not be indicative of the final offering price. To the extent you are seeking to conduct an at-the-market offering, please tell us how you meet the requirements of Rule 415(a)(4) and Rule 415(a)(1)(x). Otherwise, please revise to state the price of the securities to the public and indicate that the price will be fixed for the duration of the offering.

Response: The Company has changed the structure of the Form S-1, so this comment is no longer applicable.

2.	On page 69 you disclose that you have agreed to issue warrants to the placement agents to purchase shares of common stock. Please provide disclosure on the cover page, prospectus summary, risk factors and description of securities sections describing the placement agent warrants.

Response: The Company has changed the structure of the Form S-1, so this comment is no longer applicable.

November 21, 2022 Page 2

3.	Please revise your cover page to disclose the total voting power of the Class D shares before and after the offering, assuming the sale of the maximum offering amount. Additionally, revise your prospectus summary to describe your capital structure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 8 of the Form S-1 to address the Staff's comment. However, the Company did not disclose the total voting power of the Class D shares after the offering because the Company has changed the structure of the Form S-1, so this portion of the comment is no longer applicable.

Market and Industry Data, page iii

4.	We note your disclosure that you obtained the market and industry data included in the registration statement from independent industry sources as well as from research reports prepared for other purposes, and that you have not independently verified the data contained in those sources. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page iii of the Form S-1 to address the Staff’s comment.

Summary of the Prospectus, page 1

5.	Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your planned products and market opportunities without equally prominent disclosure regarding your weaknesses. We would expect to see prominent disclosure regarding your accumulated deficit of $184,913,059 accompanied by equally prominent disclosure that you have no viable plan of operation as of the date of the prospectus to commence sales of your products, which appear to be mostly aspirational.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 4, 6, 45 and 47 of the Form S-1 to address the Staff’s comment.

6.	Please provide prominent disclosure regarding your stock performance and the volatility it has experienced since becoming listed on the NASDAQ. It does not appear as though recent price movement bears any rational relation to company performance and we would expect to see disclosure that addresses, from management's perspective, how your investors should prepare for rapid and substantial price volatility and any known factors particular to your company and offering that may add to this risk.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 8 of the Form S-1 to address the Staff’s comment.

Risk Factors, page 8

7.	Please disclose whether you are subject to material cybersecurity risks, including in your supply chain based on third-party products, software or services used in your products, services or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Additionally, please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 24 of the Form S-1 to address the Staff’s comment.

November 21, 2022 Page 3

8.	If material, please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether increased borrowing costs are expected to impact your business plan or your customers’ ability to purchase your products in the future.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 24 of the Form S-1 to address the Staff’s comment.

9.	We note your disclosure indicating that inflation could impact your results of operations. Please provide risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 25 of the Form S-1 to address the Staff’s comment.

10.	We note that the forum selection provision contained in Sections 9.1 and 9.2 of your amended and restated bylaws. Please add a risk factor and revise the description of securities section to disclose your exclusive forum provisions. We further note that the forum selection provision contained in Section 9.2 of your amended and restated bylaws identifies the federal courts of the United States as the exclusive forum for any Securities Act claims. State that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 39 and 72 of the Form S-1 to address the Staff’s comment.

The dual class structure of our common stock has the effect of concentrating voting power with members of our management team…, page 21

11.	Please revise to disclose that future issuances of Class D common stock to management may be dilutive to holders of Class A common stock.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 29 of the Form S-1 to address the Staff’s comment.

Use of Proceeds, page 32

12.	Expand your disclosures to briefly discuss how different funding levels will impact your business plan/operations and discuss your plan if substantially less than the maximum proceeds are obtained. Additionally, we note that you may use the proceeds to build AMV battery manufacturing capabilities. If any material amount of the proceeds will be used to acquire assets otherwise than in the ordinary course of your business, such as the purchase or lease of a manufacturing plant, describe briefly and state the cost of the assets. Refer to Item 504 of Regulation S-K.

Response: The Company has changed the structure of the Form S-1, so this comment is no longer applicable.

Dilution, page 36

13.	Please revise to provide dilution disclosures for varying levels of proceeds that may be raised in the offering.

Response: The Company has changed the structure of the Form S-1, so this comment is no longer applicable.

November 21, 2022 Page 4

Business, page 37

14.	Please revise your disclosure to clearly state what stage of development each of your products is in, if such product is ready for production, if you have started to produce that product and whether or not you expect to rely on currently-unknown advances in technology to finish development of any products. For example, the disclosure in this section, when read with MD&A, makes it difficult to understand how far from market your AMV XT pickup truck is and whether your AMV Energy 30 pack and AV Energy Cell are, or are close to, ready for production. We further note your disclosure on page 39 that you expect to build the first batteries for your customers in the second half of 2022. Please disclose if you have started producing batteries and the expected scale of your first production.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 43, 44, 45, and 46 of the Form S-1 to address the Staff’s comment.

15.	We note your disclosure that you (i) are standing up battery pack manufacturing in parallel to battery cell manufacturing to meet current projected customer demand where customers have signed an LOIs and MOUs for 2022, (ii) have non-binding reservations for vehicles. Please elaborate on the quantity of expected customer demand, your current and near-term production capacity and the anticipated production schedule for your products. For example, please revise your disclosure of "substantial interest" on page 39 to provide greater insight into expected consumer demand.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 43, 44, 45, 46 and 49 of the Form S-1 to address the Staff’s comment.

16.	Please provide a materially complete discussion of Atlis Cloud Services and what is entailed with the development and implementation of your software and cloud technology. Describe the current status, how much research and development the service is undergoing, the entity that will host the technology and any other information that is necessary for readers to understand your operational plan for these services in the next 6-12 months.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 46 of the Form S-1 to address the Staff’s comment.

17.	Please revise your disclosure to fully describe your competitive position with respect to each of your products. For example, compare the specifications and charging capabilities of the company's battery technology with the technology of its competitors. Additionally, provide support for your statement that you are developing superior battery cell technology "with thermal and electrical performance that we believe will be unmatched." Update industry-related information as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has removed its statement regarding developing superior battery cell technology “with thermal and electrical performance that we believe will be unmatched” to address the Staff’s comment.

18.	Please revise your disclosure on page 40 to disclose the material terms of your agreement with Australian Manufactured Vehicles and file the agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 49 and the exhibit index of the Form S-1 to address the Staff’s comment.

19.	Please revise to include sources and availability of raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 51 of the Form S-1 to address the Staff’s comment.

November 21, 2022 Page 5

20.	Please provide a discussion of your current intellectual property rights, including the duration of such rights. Refer to Item 101(h)(4)(vii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 52 of the Form S-1 to address the Staff’s comment.

21.	We note your disclosure that "[a]s we progress, we may need to obtain government approval for meeting federal transportation safety guidelines." Please revise to disclose the effect of probable governmental regulations on the business and the costs and effects of compliance with environmental laws. Refer to Item 101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 51 and 52 of the Form S-1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

22.	We note that you intend to begin generating revenue in 2023. Please disclose whether and how your business segments, products, lines of service, projects, or operations are, or you expect to be, materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:
•	suspend or delay the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories reduced headcount; or delayed projects;
•	experience labor shortages that impact your business;
•	experience cybersecurity attacks in your supply chain;
•	experience higher costs due to constrained capacity or increased commodity prices or challenge sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
•	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “deglobalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 54 of the Form S-1 to address the Staff’s comment.

23.	Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 58 of the Form S-1 to address the Staff’s comment.

Management, page 50

24.	We note that your amended and restated bylaws state that you have a classified board. Please revise to identify which class each director belongs to and disclose when the term of each class will expire.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not have, nor do its amended and restated bylaws provide for, a classified board of directors.

November 21, 2022 Page 6

Director Compensation, page 58

25.	Please disclose the material terms of the company's director agreement with Ms. Nightengale.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 70 of the Form S-1 to address the Staff’s comment.

Description of Securities, page 59

26.	Please tell us where in your governing documents you are authorized to issue 96,248,541 shares of capital stock, including 54,307,968 shares of Class A common stock and 41,925,572 shares of Class D common stock. Further, tell us where the rights of each class of your common stock are set forth in your governing documents. Revise this section, as applicable, to provide the information required by Item 202 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s authority to issue 96,248,541 shares of capital stock, including 54,307,968 shares of Class A common stock and 41,925,572 shares of Class D common stock, as well as the rights of each class of its common stock, are set forth in Exhibit 3.10 to the Form S-1 (Certificate of Validation of Certificate of Amendment of Certificate of Incorporation of Atlis Motor Vehicles Inc., dated April 14, 2022). The Company further advises the Staff that it has revised its disclosure on pages 71 and 72 of the Form S-1 to provide the information required by Item 202 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 63

27.	Please revise this section to provide the information for the time period set forth in Item 404(d) of Regulation S-K and the instructions thereto.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 78 of the Form S-1 to address the Staff’s comment.

Plan of Distribution, page 69

28.	Please clarify, by footnote or otherwise, that your tabular disclosure under the subheading "Placement Agent Fees, Commissions and Expenses" does not include the placement agent warrants that are deemed to be compensation under FINRA Rule 5110.

Response: The Company has changed the structure of the Form S-1, so this comment is no longer applicable.

Recent Sales of Unregistered Securities, page II-1

29.	We note that you cross reference to "Certain Relationships and Related Party Transactions," however, that section states that you have no reportable transactions. Please revise your disclosure to furnish the information required by Item 701 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages II-1 and II-2 of the Form S-1 to address the Staff’s comment.

Signatures, page II-5

30.	Revise your signature page to conform to the requirements of Form S-1. Specifically, your principal accounting officer or controller must sign the registration statement in his or her individual capacity. If someone has signed in more than one capacity, indicate each capacity in which he or she signed.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the signature page of the Form S-1 to address the Staff’s comment.

November 21, 2022 Page 7

Exhibits

31.	Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T. Additionally, it appears you included your amended and restated bylaws twice in Exhibit 3.2. Please revise and refile.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index of the Form S-1 to address the Staff’s comment.

32.	Please file the (i) indemnification agreements, or a form of, between the company and its executive officers and/or directors and (ii) the non-employee director agreements as exhibits to the registration statement or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index of the Form S-1 to address the Staff’s comment.

33.	We note your disclosure that none of your NEOs have employment agreements with the company, however, we also note your disclosure that "[i]n 2021, each Named Executive Officer received a letter that superseded any prior offer letter or compensation arrangement with the Company." Please file these letters as exhibits to the registration statement or tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index of the Form S-1 to address the Staff’s comment.

General

34.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response: The Company has changed the structure of the Form S-1, so this comment is no longer applicable.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely, /s/ Michael J. Blankenship

Michael J. Blankenship

cc: Mark Hanchett, Chief Executive Officer, Atlis Motor Vehicles Inc.